Exhibit (a)(1)(vii)

PRESS RELEASE

NII Holdings, Inc.
10700 Parkridge Blvd., Suite 600
Reston, Va. 20191
(703) 390-5100
Contacts:
Investor Relations: Tim Perrott
(703) 390-5113
tim.perrott@nii.com
Media Relations: Claudia E. Restrepo
(786) 251-7020
claudia.restrepo@nii.com
NII Holdings Announces Increase to the
Cash Inducement Premium in its Tender Offer for the
Early Conversion of its 2 ⅞% Convertible Notes due 2034
RESTON, Va. — July 9, 2007 — NII Holdings, Inc. (Nasdaq: NIHD) (the “Company”) announced today that it has increased the cash premium for its tender offer (the “Offer”), commenced on June 22, 2007, with respect to its 2 ⅞% Convertible Notes due 2034 (the “Notes”) from $80.00 for each $1,000 principal amount of Notes to $85.00 for each $1,000 principal amount of Notes (the “Inducement Premium”) validly tendered and accepted for conversion into shares of the Company’s common stock pursuant to the terms of the Offer and the Notes.
The Offer is being made pursuant to the Offering Circular and a related Letter of Transmittal, each dated as of June 22, 2007, and a supplement to the Offering Circular, dated as of July 9, 2007 (the “Supplement”). The Offer is subject to several conditions and the Company may amend, extend or terminate the Offer. Notes must be tendered prior to 5:00 p.m., New York City time, on July 23, 2007 unless extended.
Holders of the Notes who have already properly tendered their Notes and have not withdrawn their tenders of Notes are not required to take any further action to properly tender their Notes in the Offer and will receive the increased Inducement Premium. Holders who wish to tender their Notes must do so in accordance with the procedures described in the Offering Circular, the Letter of Transmittal and other forms previously provided by the Company.
Based on the increase in the Inducement Premium and assuming all of the outstanding Notes are tendered for conversion pursuant to the Offer, the Company’s total cash payment to the holders of the Notes, including the Inducement Premium and accrued and unpaid interest, would increase by $1.5 million to approximately $29.7 million and would be funded from cash on hand.
There have been no changes to the Offer other than the amendment to increase the Inducement Premium. Except as otherwise set forth in the Supplement or as provided in an amendment to the Tender Offer Statement on Schedule TO, the terms and conditions set forth in the Offering Circular and Letter of Transmittal remain applicable in all respect to the Offer.
This press release is not an offer to purchase, or a solicitation of an offer to sell the Notes, which will be made only on the terms and subject to the conditions described in the Supplement and the Offering Circular and related documents, which have been or will be distributed to the holders of the Notes. Copies of these documents have been or will be filed with the Securities and Exchange Commission. MacKenzie Partners, Inc. is serving as the information agent for the Offer. Holders of Notes who want copies of the

Supplement, the Offering Circular and any related documents or who have questions about the Offer should contact the information agent at (212) 929-5500 (Call Collect) or (800) 322-2885 (Call Toll-Free).
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About NII Holdings, Inc.
NII Holdings, Inc., a publicly held company based in Reston, Va., is a leading provider of mobile communications for business customers in Latin America. NII Holdings, Inc. has operations in Mexico, Brazil, Argentina, Peru and Chile offering a fully integrated wireless communications tool with digital cellular voice services, data services, wireless Internet access and Nextel Direct Connect® and International Direct Connect™, a digital two-way radio feature. NII Holdings, Inc., a Fortune 1000 company, trades on the NASDAQ market under the symbol NIHD and is a member of the NASDAQ 100 Index. Visit the Company’s website at <http://www.nii.com>.
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